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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                               AMENDMENT NO. 8 TO
                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                             HARCOURT GENERAL, INC.
                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 AMENDMENT NO. 8
                                TO SCHEDULE 14D-9

        This Amendment No. 8 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000 by the Company, Amendment No. 2 filed with the SEC on December 6, 2000 by the Company, Amendment No. 3 filed with the SEC on December 19, 2000, Amendment No. 4 filed with the SEC on December 19, 2000, Amendment No. 5 filed with the SEC on January 8, 2001 by the Company, Amendment No. 6 filed with the SEC on January 18, 2001 and Amendment No. 7 filed with the SEC on February 5, 2001 (as amended, the "Schedule 14D-9") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8 ADDITIONAL INFORMATION

        Item 8 of the Schedule 14D-9, which incorporates by reference the information contained in the Schedule TO, is hereby amended and supplemented by adding thereto the following:

        "On February 21, 2001, the United Kingdom Minister for Competition and Consumer Affairs (the "Minister"), referred the Offer and the Merger to the UK Competition Commission (the "UK Commission") for further investigation. The Minister stated that his concerns relate to the market power which the merged company would have in the market for scientific, technical and medical journals, and which could have an adverse effect on competition in that market. The Minister's office announced the decision to make a reference does not in any way prejudge the question of whether or not the proposed transaction would be against the public interest. The UK Commission is expected to render its report to the Minister no later than May 28, 2001, after which the minister will make his determination. Accordingly, the Offer and the Merger are no longer expected to close in the first quarter of 2001."

ITEM 9 EXHIBITS

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

        (a)(8) Press Release of Reed Elsevier dated February 21, 2001 (incorporated by reference to Exhibit (a)(12) of Amendment No. 8 to the Schedule TO of the Purchaser filed on February 21, 2001).


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 21, 2001                        HARCOURT GENERAL, INC.


                                                 By:    /s/ Eric P.Geller
                                                    --------------------------------
                                                 Name:   Eric P. Geller
                                                 Title:  Senior Vice President, General
                                                         Counsel and Secretary
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                                  EXHIBIT INDEX

        (a)(1)        Offer to Purchase, dated November 8, 2000 (incorporated by reference to
                      Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8,
                      2000).

        (a)(2)        Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
                      to the Schedule TO of the Purchaser filed on November 8, 2000).

        (a)(3)        Letter to Stockholders dated November 8, 2000.*

        (a)(4)        Press Release, dated October 27, 2000.*

        (a)(5)        Opinion of Goldman Sachs dated October 27, 2000.*

        (a)(6)        Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

        (a)(7)        Press Release of Reed Elsevier dated January 8, 2001 (incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to the Schedule TO of
                      the Purchaser filed on January 8, 2001).

        (a)(8)        Press Release of Reed Elsevier dated February 21, 2001 (incorporated by reference to Exhibit (a)(12) of Amendment No. 8 to the Schedule TO of
                      the Purchaser filed on February 21, 2001).

        (e)(1)        Agreement and Plan of Merger dated as of October 27, 2000 among
                      Parent, Purchaser and the Company (incorporated by reference to Exhibit
                      (d)(1) to the Schedule TO of the Purchaser dated November 8, 2001).

        (e)(2)        Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the
                      Schedule TO of the Purchaser filed on November 8, 2000).

        (e)(3)        The Information Statement of the Company, dated November 8, 2000.*


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* Previously filed